Execution Version
Norton Rose Fulbright South Africa Inc
Our ref: NED3870
Second amendment and restatement agreement
amongst
Nedbank Limited (acting through its Corporate and Investment Banking division)
(as Original Lender, Arranger and Facility Agent)
The Trustees for the time being of the ARM Broad-Based Economic Empowerment
Trust
(as Borrower)
African Rainbow Minerals Limited
(as Guarantor)
and
Harmony Gold Mining Company Limited
(as Guarantor)

© Norton Rose Fulbright South Africa Inc
Contents

Definitions and interpretation...............................................................................................
2
2
Introduction ........................................................................................................................
4
3
Conditions precedent..........................................................................................................
4
4
Amendment and restatement .............................................................................................
4
5
Release of security ............................................................................................................
4
6
Governing law.....................................................................................................................
5
7
Jurisdiction.........................................................................................................................
5
8
Severability ........................................................................................................................
5
9
General .............................................................................................................................
5
10
Counterparts .....................................................................................................................
6
Schedule 1 Conditions Precedent Documents...............................................................................
5
Annexure A Second Amended and Restated Loan Agreement......................................................
9

Second amendment and restatement agreement
Parties
Nedbank Limited (acting through its Corporate and Investment Banking division) (as Original Lender, Arranger and Facility Agent)
The Trustees for the time being of the ARM Broad-Based Economic
Empowerment Trust (as Borrower)
African Rainbow Minerals Limited (as Guarantor)
Harmony Gold Mining Company Limited (as Guarantor)
It is agreed
1
Definitions and interpretation
1.1
Terms used (but not otherwise defined) in this Agreement have the meaning given to them in the Second Amended and Restated Loan Agreement (as defined below).
1.2
In this Agreement, unless the context dictates otherwise, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:
(1)
Agreement means this Second Amendment and Restatement Agreement and its
Schedule and Annexure;
(2)
ARM means African Rainbow Minerals Limited (registration number
1933/004580/06), a public company duly incorporated according to the company laws of South Africa;
(3)
ARM Loan Agreement has the meaning given to it in the Second Amended and
Restated Loan Agreement;
(4)
Borrower means the trustees for the time being of the ARM Broad-Based
Economic Empowerment Trust (Master’s Ref: IT4713/06), a trust established in accordance with the laws of South Africa;
(5)
Buy-back Proceeds means the ARM Share Proceeds arising out of the ARM
Share Repurchase;
(6)
Cash Cession in Security Agreement means the agreement entitled Cession in
Security entered into between Nedbank and ARM on or about 25 November 2015;
(7)
Cession and Pledge Agreement means the Cession and Pledge as defined in the Original Loan Agreement;
(8)
Conditions Precedent Documents means the documents and evidence listed in
Schedule 1 (Conditions Precedent Documents) hereto;
(9)
Guarantors means ARM and Harmony and Guarantor means either one of them as the context requires;

(10)
Harmony means Harmony Gold Mining Company Limited (registration number
1950/038232/06), a public company duly incorporated in accordance with the company laws of South Africa;
(11)
Harmony Loan Agreement has the meaning given to it in the Second Amended and Restated Loan Agreement;
(12)
Nedbank means Nedbank Limited (registration number 1951/000009/06) (acting through its Corporate and Investment Banking division), a public company duly incorporated in accordance with the laws of South Africa;
(13)
Original Loan Agreement means the written agreement entitled Loan agreement entered into amongst the Parties (other than Harmony) on or about
11 December 2014, as amended and/or amended and restated from time to time, and to which Harmony has become a party as a Guarantor;
(14)
Party means:
(a) the Borrower;
(b) each Guarantor; and
(c) Nedbank,
and Parties means, as the context requires, all of them;
(15)
Payment Instruction means any irrevocable payment instruction (in form and substance satisfactory to Nedbank) given or to be given by the Borrower in favour of Nedbank as may, in Nedbank’s sole discretion, be required in order to effect the mandatory prepayment contemplated in clause 11.2(2) of the Second Amended and Restated Loan Agreement;
(16)
Second Amended and Restated Loan Agreement has the meaning given to it in clause 4.1 (Amendment and restatement) below;
(17)
Second Restatement Date means the date upon which Nedbank (in its capacity as Facility Agent) has given the confirmation pursuant to clause 3.1 below;
(18)
Security Cession has the meaning given to that term in the Cash Cession in
Security Agreement;
(19)
Security Cession and Pledge has the meaning given to it in the Cession and
Pledge Agreement;
(20)
Security Rights has the meaning given to that term in the Cash Cession in
Security Agreement;
(21)
Signature Date means the date of the signature of the Party last signing this
Agreement in time; and
(22)
Subordination Agreement means the written subordination agreement concluded or to be concluded between Nedbank, the Borrower, ARM and Harmony on or about the Signature Date.
1.3
The provisions of clause 1 (Definitions and interpretation) of the Original Loan Agreement shall apply to this Agreement as if set out in this Agreement in full.

2
Introduction
2.1 The Parties entered into the Original Loan Agreement.
2.2
The Parties have agreed to amend and restate the Original Loan Agreement on the terms and conditions set out in this Agreement.
3
Conditions precedent
3.1
The amendment and restatement of the Original Loan Agreement constituted hereby shall not be of any force or effect unless and until the Facility Agent has confirmed to the
Obligors in writing that:
(1)
it has received all of the Conditions Precedent Documents and that each such document is, in form and substance, satisfactory to the Facility Agent; or
(2)
to the extent that any Conditions Precedent Document is not in form and substance satisfactory to the Facility Agent or has not been delivered to the Facility Agent, delivery of that Conditions Precedent Document in a form and substance satisfactory to the Facility Agent or at all has been waived by the Facility Agent pursuant to clause 3.2.
3.2
Satisfaction of the conditions set out in clause 3.1 in whole or in part may be waived only by the Facility Agent by written notice to the Obligors.
3.3
Waiver of the conditions set out in clause 3.1 pursuant to clause 3.2 shall not prejudice the right of the Facility Agent to require subsequent fulfilment of such conditions if, and to the extent that, they are then reasonably capable of such fulfilment; provided that the requirement for and the terms of such subsequent fulfilment is or are specified in writing by the Facility Agent when the waiver is made pursuant to clause 3.2.
4
Amendment and restatement
4.1
The Parties hereby acknowledge and agree that the Original Loan Agreement is amended and restated in the form set out in Annexure A hereto (Second Amended and Restated
Loan Agreement) with effect from the Second Restatement Date so that it shall be read and construed for all purposes in accordance with the Second Amended and Restated
Loan Agreement.
4.2
The Original Loan Agreement remains of force and effect and is not novated, but is being amended and restated pursuant to this Agreement, and is constituted by the Second
Amended and Restated Loan Agreement.
4.3
The Parties record that the Guarantors have been released from their obligations as
Guarantors under the Original Loan Agreement and, accordingly, with effect from the
Second Restatement Date, the Guarantors shall no longer be parties to the Second
Amended and Restated Loan Agreement and the Guarantee (as defined in the Original
Loan Agreement) and all other obligations, undertakings, indemnities, representations and warranties of the Guarantors under the Original Loan Agreement shall, on and with effect from the Second Restatement Date, terminate and cease to be of any force and effect.
5
Release of security
5.1
With effect from the Second Restatement Date, the Facility Agent hereby agrees to and approves the sale by the Borrower (in its capacity as Cedent under the Cession and
Pledge Agreement) to Opilac Proprietary Limited of 12 717 328 ordinary shares in the

5
issued share capital of ARM held by the Cedent (Buy-back Shares) and agrees to and approves the release (on the date of receipt by the Borrower of the Buy-back Proceeds in the Collection Account (Buy-back Shares Release Date)) of the Buy-back Shares from the Security Cession and Pledge contemplated by the Cession and Pledge Agreement.
Accordingly, on and with effect from the Buy-back Shares Release Date, the Buy-back
Shares are released from and are no longer subject to the operation of the Security
Cession and Pledge and Nedbank shall do all things and sign all documents necessary to release the Buy-back Shares from the operation of the Security Cession and Pledge and take all steps to ensure that an appropriate entry (or removal of the relevant entry) is made in the securities account of the Borrower recording the release from the Security Cession and Pledge of the Buy-back Shares to the Borrower by no later than the Buy-back Shares
Release Date.
5.2
The Facility Agent hereby agrees to the release of the Security Rights from the Security
Cession on and with effect from the Effective Date as defined in the ARM Share
Repurchase Agreement (ARM Share Repurchase Effective Date). Accordingly, on and
with effect from the ARM Share Repurchase Effective Date, the Security Rights are
released from and are no longer subject to the operation of the Security Cession and on and with effect from the ARM Share Repurchase Effective Date the Cash Cession in
Security Agreement shall terminate and cease to be of any force and effect and neither
Nedbank nor ARM shall have any further rights and/or obligations in respect thereof.
6
Governing law
The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of South Africa.
7
Jurisdiction
The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg (or any successor to that division) in regard to all matters arising from this Agreement.
8
Severability
Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In particular, and without limiting the generality of the aforegoing, the Parties hereto acknowledge their intention to continue to be bound by this Agreement notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force.
9
General
9.1
This Agreement as read together with the Second Amended and Restated Loan
Agreement, to the extent required, constitutes the sole record of the agreement between the Parties in regard to the subject matter of this Agreement.
9.2
No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

6
9.3
No addition to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of all the Parties.
10
Counterparts
This Agreement may be executed in any number of counterparts and by the Parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

Schedule 1
Conditions Precedent Documents
1
Authorisations
1.1 A copy of a resolution of the board of trustees of the Borrower:
(1)
approving the terms of, and the transactions contemplated by, this Agreement and the Second Amended and Restated Loan Agreement and resolving to execute this
Agreement;
(2)
authorising a specified person or persons to execute this Agreement on its behalf;
and
(3)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with this Agreement and the Finance Documents to which it is a party.
1.2 A copy of the resolution of the directors of each of ARM and Harmony:
(1)
approving the terms of, and the transactions contemplated by, this Agreement and the Finance Documents to which it is a party and resolving to execute this
Agreement;
(2)
authorising a specified person or persons to execute this Agreement on its behalf;
and
(3)
in the case of ARM only, authorising the provision of any financial assistance or distributions, as contemplated in sections 44, 45 and/or 46 of the Companies Act, if applicable.
1.3
To the extent required with reference to the constitutional documents of each Guarantor or by law (including, in the case of ARM only, under sections 44 and/or 45 of the Companies
Act), a copy of a resolution duly passed by the holders of the issued shares of each
Guarantor, approving the terms of, and the transactions contemplated by, the Finance
Documents to which each Guarantor is a party.
1.4
A certificate signed by an Authorised Signatory of each of the Borrower and, in the case of paragraphs 1.4(1) and 1.4(2) below, ARM and Harmony, confirming that, as at the Second
Restatement Date:
(1) no Event of Default has occurred or is continuing;
(2)
the entry into of the Finance Documents by the relevant Obligor will not cause any borrowing or guaranteeing limitations (as the case may be) binding on such Obligor to be exceeded; and
(3)
all of the representations and warranties given in clause 15 (Representations and warranties) of the Second Amended and Restated Loan Agreement shall be correct in all material respects.
2
Transaction Documents
A duly executed original of:
2.1 this Agreement, attaching the form of Second Amended and Restated Loan Agreement;

2.2 the Subordination Agreement;
2.3 each Payment Instruction.
3
Loan Agreements
A notice from:
3.1
ARM confirming that the ARM Loan Agreement has been concluded and has become unconditional in accordance with its terms, other than in respect of any condition thereof requiring that the notice under clause 3.1of this Agreement has been delivered to it;
3.2
Harmony confirming that the Harmony Loan Agreement has been concluded and has become unconditional in accordance with its terms, other than in respect of any condition thereof requiring that the notice under clause 3.1 of this Agreement has been delivered to
it.
4
Legal Opinions
4.1
A legal opinion of the Borrower’s and each Guarantors’ legal counsel in a form reasonably satisfactory to the Facility Agent dealing with the capacity and authority of the Borrower and each Guarantor to enter into each additional Transaction Document to which it is a party; and
4.2
A legal opinion of the Original Lender’s legal counsel in a form reasonably satisfactory to the Facility Agent dealing with the validity, legality and enforceability of this Agreement and the Subordination Agreement.

Signature pages
Signed at Sandton on the 1st day of March 2016.
For and on behalf of
Nedbank Limited (acting through its Corporate and Investment Banking division)
(as Original Lender, Arranger and Facility Agent)
/s/ GL Webber
____________________________
Name: GL Webber
Capacity: Authorised Signatory
Who warrants authority
/s/ C.D Stewart
____________________________
Name: C.D Steward
Capacity: Authorised Signatory
Who warrants authority
Signed at Sandton on the 29th day of February 2016.
For and on behalf of
The Trustees for the time being of the ARM Broad-Based Economic Empowerment Trust
(as Borrower)
/s/ M Arnold
____________________________
Name: M Arnold
Capacity: Trustee
Who warrants authority
____________________________
Name:
Capacity:
Who warrants authority

Signed at Sandton on the 29th day of February 2016.
For and on behalf of
African Rainbow Minerals Limited
(as Guarantor)
/s/ M.P. Schmidt
____________________________
Name: M.P. Schmidt
Capacity: Director
Who warrants authority
/s/ M Arnold
____________________________
Name: M Arnold
Capacity: Director
Who warrants authority
Signed at Muldersdrift on the 1st
 day of March 2016.
For and on behalf of
Harmony Gold Mining Company Limited
(as Guarantor)
/s/ Frank Abbott
____________________________
Name: Frank Abbott
Capacity: Director
Who warrants authority
/s/ Peter Steenkamp
____________________________
Name: Peter Steenkamp
Capacity: Director
Who warrants authority

Annexure A
Second Amended and Restated Loan Agreement